Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 1 / 6 Announcement Summary Entity name MESOBLAST LIMITED Date of this announcement Tuesday November 12, 2024 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date New class - code to be confirmed WARRANTS 2 2,000,000 11/11/2024 Refer to next page for full details of the announcement +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity MESOBLAST LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 12/11/2024 New announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 3 / 6 Part 2 - Issue details 2.1 The +securities the subject of this notification are: Previous Appendix 3B details: Announcement Date and Time 30-Sep-2024 10:10 Announcement Title New - Proposed issue of securities - MSB Selected Appendix 3B to submit quotation request A placement or other type of issue 2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B? No +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 4 / 6 Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B Placement Details ASX +security code and description new unquoted class of security Date the +securities the subject of this notification were issued 11/11/2024 Any other information the entity wishes to provide about the +securities the subject of this notification Issue details Number of +securities 2,000,000 Were the +securities issued for a cash consideration? Please describe the consideration being provided for the +securities In connection with the availability of the up to US$50 million convertible note facility, which the Company can use at its option following FDA approval, announced by the Company on 30 September 2024 No

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 5 / 6 Part 3C - number and type of +securities the subject of this notification (new class) ASX +security code New class - code to be confirmed +Security description WARRANTS 2 +Security type Options ISIN code   Date the +securities the subject of this notification were issued 11/11/2024 Will all the +securities issued in this class rank equally in all respects from their issue date? Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1? Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued. https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02878335-3A655077 Options Details +Security currency AUD - Australian Dollar Exercise price AUD 1.32000000 Expiry date 11/11/2028 Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option MSB : ORDINARY FULLY PAID Any other information the entity wishes to provide about the +securities the subject of this notification Each warrant will convert into one ordinary share. The warrants can also be converted to American Depositary Receipts (ADRs), in which case 10 warrants will convert into 1 ADR at an exercise price of US$9.06 per ADR. Issue details Number of +securities 2,000,000 No Yes

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 6 / 6 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,141,784,114 4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 72,106,208 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 884,838 MSBAQ : ADS WARRANTS 2 227,502 New class - code to be confirmed : WARRANTS 2 2,000,000